Ecopetrol Reports Changes in Senior Management

Bogotá, September 14, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Mr. Juan Carlos Hurtado Parra will remain with the Company through September 15, 2026, the date on which the retirement plan granted and approved in July 2026, by mutual agreement, becomes effective.

Mr. Hurtado Parra most recently served as Executive Vice President of Hydrocarbons and, more recently, as Acting Chief Executive Officer of the Company. Ecopetrol expresses its appreciation for his leadership and contributions in these roles.

At its meeting held on September 14, 2026, the Board of Directors appointed Mr. Alfonso Camilo Barco Muñoz as Acting Chief Executive Officer, effective September 15, 2026. Mr. Barco Muñoz, who also serves as an alternate legal representative of Ecopetrol S.A., currently holds the position of Corporate Vice President of Finance and Sustainable Value.

Mr. Barco Muñoz has more than 35 years of senior executive experience in both the public and private sectors. He brings extensive expertise in investment banking, corporate finance, and corporate governance, with a particular focus on the energy, oil and gas, infrastructure, and financial services sectors.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co